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                              August 31, 2020

       Matt Bronfman
       Chief Executive Officer
       Jamestown Invest 1, LLC
       675 Ponce de Leon Avenue NE, 7th Floor
       Atlanta, GA 30308

                                                        Re: Jamestown Invest 1,
LLC
                                                            Offering Statement
on Form 1-A
                                                            Post-qualification
Amendment No.
                                                            Response dated
August 24, 2020
                                                            File No. 024-11102

       Dear Mr. Bronfman:

             We have reviewed your response and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments.

       Response dated August 24, 2020

       General

   1. We note your response and proposed subject disclosure. Please provide a more detailed analysis regarding why
you believe the pre-qualification sales are covered by Rule 260 and revise your
post-qualification amendment to include disclosure, including a risk factor, regarding the
possibility that you are unable to successfully claim Rule 260 or the
                                                        Regulation A exemption
for such sales.
 Matt Bronfman
FirstName
JamestownLastNameMatt
           Invest 1, LLC Bronfman
Comapany
August 31, NameJamestown
           2020            Invest 1, LLC
August
Page 2 31, 2020 Page 2
FirstName LastName
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Jonathan Burr at 202-551-5833 or Pamela Howell at 202-551-3357 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Real
Estate & Construction